Exhibit 99.3

GENETIC TECHNOLOGIES LIMITED

A.B.N. 17 009 212 328

Half-Year Financial Report

for the period ended

31 DECEMBER 2012

DIRECTORS’ REPORT

The Directors submit the financial report of Genetic Technologies Limited (“GTG” and the “Company”) and the entities it controlled for the half-year ended 31 December 2012.

Directors

The names of the Directors of the Company in office at the date of this Report are stated below. All Directors were in office for the entire period, except as noted below.

Dr. Malcolm R. Brandon (Non-Executive Chairman)

Tommaso Bonvino

Dr. Mervyn Cass

Benjamin Silluzio

Dr. Melvyn Bridges served as a Director and as the Non-Executive Chairman of the Company from 1 July 2012 until 27 November 2012. Dr. Brandon was appointed as the Non-Executive Chairman of the Company on 28 November 2012. Mr. Greg Brown and Mr. Huw Jones served as Directors of the Company from 1 July 2012 until 27 November 2012. Mr. Silluzio was appointed as a Director of the Company on 6 December 2012.

Review and results of operations

Financial overview

During the period under review, the consolidated entity continued to operate in the molecular diagnostics sector, focussing its energies and resources on the expansion of its US-based business and the distribution of its novel, breast cancer risk assessment test BREVAGen™. The total comprehensive loss of the consolidated entity for the financial half-year ended 31 December 2012 was $3,728,803 (2011: $3,325,474). The net cash flows used in operations during the half-year were 12.0% lower than the previous corresponding period ($3,089,685 as compared to $3,511,632). Net cash flows from both investing and financing activities were modestly positive, delivering a net overall decrease in cash for the half-year of slightly less than $3.0 million. Accordingly, the Company’s total cash and cash equivalents as at balance date stood at approximately $5.9 million.

The first half of the 2013 financial year saw the Company deliver revenues from its domestic genetic testing operations for the half-year which were ahead of budget, notwithstanding a 7.9% fall in gross revenues from the previous corresponding period due largely to continued price competition in both the medical and animal testing segments. In line with this result, however, the associated direct cost of sales and indirect laboratory costs fell 3.1% and 5.3%, respectively.

Revenues generated from the sale of the BREVAGen™ test in the US increased significantly during the half-year as compared to previous corresponding period. A total of $114,473 was received in cash during the current perioid (2011: $6,332), being the third half-year period since the test was launched in July 2011.

Revenues generated by the Company’s out-licensing program increased significantly during the 2013 half-year. The total gross revenues received of $3,539,779 represented a 102.7% increase on those received during previous corresponding period. This encouraging increase resulted from settlements with parties that had formed part of the Company’s on-going patent infringement law suits in the US or other “assertion” activities.

Gross proceeds received during the half-year of $46,951 from the sale of equity investments were generated from the sale of 46,951 shares in former subsidiary ImmunAid Limited at a price of $1.00 per share. The Company still retains a 45% direct equity interest in ImmunAid Limited. Other material cash flows during the period included $459,000 received from the exercise of options over ordinary shares at an exercise price of $0.045 each and equity transaction costs of $214,756 associated with the establishment of the Company’s US “shelf” registration on Form F-3 and accompanying documents.

Expenses associated with the continued expansion of the Company’s US-based sales operations contributed to a 27.7% increase in selling and marketing expenses during the period, while licensing commissions paid increased in line with the rise in licensing revenues generated during the period, as mentioned above.

Review and results of operations (cont.)

BREVAGen™

•      Summary

At the end of the period under review, the Company’s novel predictive test for women at risk of developing non-familial breast cancer, BREVAGen™, had been on sale for 18 months. Since launching the test in the US market in July 2011, the Company is pleased to report that the number of samples received in each of the subsequent six quarters has steadily increased, as disclosed in the table below:

	Number of	% increase on
Quarter ended	samples received	previous quarter
December 2012	368	106.7%
September 2012	178	25.4%
June 2012	142	25.7%
March 2012	113	34.5%
December 2011	84	7.7%
September 2011	78	N/A

BREVAGen™ is the first clinically validated breast cancer predictive risk assessment tool that combines a woman’s genetic information with clinical data to assist a physician in developing a personalized risk management plan. The test is being distributed in the US by the Company’s wholly-owned subsidiary, Phenogen Sciences Inc. (“Phenogen”), whose headquarters are located in Charlotte, North Carolina, while the tests are performed in the Company’s fully-accredited laboratory in Fitzroy, Victoria.

•      Expansion of US territories and sales force

In July 2012, the Company announced that the Laboratory Field Services Unit of the California Department of Public Health had granted a license to the Company’s Australian-based laboratory enabling Phenogen to offer Clinical Laboratory services to residents of California. Later, in September 2012, GTG announced that BREVAGen™ had been cleared for sale in Florida following the granting of a permit to the Company’s Melbourne laboratory by the Clinical Laboratory Unit of the Florida Agency for Healthcare Administration (“AHCA”). This effectively means that the BREVAGen™ test may now be offered for sale in the States of California and Florida which, together, represent between 15% and 20% of breast cancer incidence in the United States (based on breast cancer incidence rates: ACS Breast Cancer Facts & Figures 2011-12, ACS Cancer Facts & Figures 2012).

As at the end of the half-year under review, the Company had received “Out of State Licensure” in the US States of Pennsylvania, Rhode Island, Nevada, Tennessee, Maryland, California and Florida and, accordingly, BREVAGen™ can now be sold in 49 of the 50 US States.

During the half-year, the Company also submitted an application along with supporting test documentation to the New York State Department of Health, Clinical Laboratory Evaluation Program (“CLEP”) to offer Out of State Clinical Lab services to New York State residents. New York State CLEP has confirmed lodgement of the Company’s application with the assignment of a Provider Facility Identifier (PFI # 8705). The BREVAGen™ test validation package is currently in review status by the New York State CLEP and the Company is working with them to schedule an audit of the Company’s Melbourne Laboratory by CLEP inspectors later in the 2013 calendar year. Once New York State approval is granted, the BREVAGen™ test will have been cleared for sale in all 50 US States.

The Company currently has ten sales representatives located across mainland United States, including the recent appointment of a representative in the key territory of Southern California. The sales force is managed by two regional Directors of Sales who cover the Eastern and Western regions of mainland US, respectively. Additional representatives will be appointed other areas, including Chicago, Illinois, later in 2013, together with the representatives that will be added once New York State approval is received.

Review and results of operations (cont.)

BREVAGen™ (cont.)

•      CE marking in Europe

In August 2012, the Company announced that it had received European “CE Mark” approval for BREVAGen™. The CE Mark designation enables the BREVAGen™ test to be sold in the EU and other countries that recognise the CE Mark. Breast cancer is the most common form of cancer in European women. In 2008, annual breast cancer incidence in the European Union (EU-27) was over 330,000, which is nearly double the incidence rate in the US (cited electronically at http://globocan.iarc.fr/). Conformité Européenne (“CE”), meaning European conformity, is a mandatory conformity mark for certain products placed on market in the European Economic Area including medical devices and IVD tests. BREVAGen’s™ CE Marking certification was conducted by MT Promedt Consulting GmbH, a globally recognised European Authorized Representative with offices in Germany and the US.

•      Appointment of Mark Ostrowski

In September 2012, the Company announced the appointment of Mr. Mark Ostrowski as Senior Vice President Sales & Marketing Molecular Diagnostics. In this role, Mark is responsible for managing the US sales effort for BREVAGen™. Mark brings to the Phenogen/GTG group over 20 years of sales and marketing experience in molecular diagnostics, having served in senior managerial positions at companies focused on women’s health and oncology, including as Director of Sales Operations at Myriad Genetics and Director of Managed Care Services at DIANON Systems. During his tenure at Myriad, he had comprehensive exposure to all aspects of sales and marketing, managing a sales force of over 200 representatives, demonstrating average annual revenue growth of over 50%, and generating new strategic divisions and best practice policies. During his brief time with Phenogen, Mark has already introduced many initiatives that have had a positive impact on the Phenogen team and resulted in important growth in sales of the BREVAGen™ test.

•      Changes to the US reimbursement landscape

Up until the end of the reporting period, insurance claims for BREVAGen™ had been submitted using the so-called “code stack” of CPT methodology codes. Reimbursement for the test under this regime had been positive, with a low percentage of denials and appeals. However, effective 1 January 2013, the AMA has removed the code stack claim process, requiring companies without a specific CPT code to claim via an “Unlisted Code”. The Company is in the process of implementing a strategy designed to deal with these changes until its application for a specific code for BREVAGen™ is approved, however, it does not foresee a negative impact on revenues as a result of the changes. Furthermore, negotiations with additional Preferred Provider Organisations, for contracts to increase the number of covered lives, are currently in process.

•      Other activities

A re-validation study, using a different cohort of Caucasian women >35 years of age, was completed during the period which confirms the power of the BREVAGen™ test in combining clinical risk factors with genetic factors (SNPs) to reclassify women at high or above average risk of breast cancer. Further development work on identifying SNPs associated with breast cancer in other ethnic populations will enable the test to be offered to a wider target patient population. Additional cost-effectiveness studies are planned for publication during the first half of the 2013 calendar year.

Phenogen continues to develop a supportive network of Key Opinion Leaders and a range of marketing initiatives are planned for the remainder of the 2013 financial year to leverage this network, including centralised speaker forums, local training forums and regional public relations activities.

Further, the Company has recently been granted a Medical Device Establishment License (MDEL) from Health Canada which enables the BREVAGen™ test to be sold into Canada. Plans are currently being implemented to address this new market.

Finally, the Company continues to work with its expanding network of physicians and breast health clinics to provide more efficient means of ordering BREVAGen™ tests via the provision of electronic Test Requisition Forms (TRFs) and receiving results via web-based HIPAA-compliant result portals.

Review and results of operations (cont.)

Licensing and IP

•      Assertion programs

In May 2011, the Company announced that it had filed a third patent infringement law suit in the US, in the US District Court for the District of Colorado, asserting infringement of its primary non-coding patent against the following parties:

Agilent Technologies Inc.

Eurofins STA Laboratories Inc.

Hologic Inc.

Navigenics Inc.

Pfizer Inc.

Merial LLC

Neogen Corporation / GeneSeek Inc.

GlaxoSmithKline PLC

Bristol-Myers Squibb Company

454 Life Sciences Corporation

The Company is pleased to report that Settlement and License and other agreements have been executed with Navigenics Inc., Hologic Inc., Eurofins STA Laboratories Inc. and GeneSeek Inc. and, during the current half-year, with 454 Life Sciences Corporation (and its affiliates). Settlement discussions with certain other parties to the Colorado suit are progressing.

In addition to the remaining five parties in the above infringement suit and those that were included in the suit announced in August 2012, GTG has initiated legal action in USA against Genesis Genetics Institute LLC, Genetics & IVF Institute Inc., Reprogenetics LLC, Medical Diagnostic Laboratories LLC, Prevention Genetics LLC and Genelex Corporation. Further, the Company’s US attorneys, Sheridan Ross PC, are preparing additional suits, to be filed when appropriate.

•      Other licensing activities

In September 2012, the Company announced that it had executed a license agreement with Conexio Genomics Pty. Ltd. of Fremantle, Western Australia and, in October 2012, the Company announced that it had also executed a covenant not to sue and release agreement with One Lambda Inc. of Canoga Park, California, USA.

In late December 2012, the Company reported that its European assertion program had been further refined, such that the associated overhead expenses had been significantly reduced and the potential net revenues increased. Assertion lawyers acting for the Company in several European countries, including Germany and Holland, are now actively preparing legal actions against infringing parties located in those countries.

•      Patent re-examination by USPTO

In July 2012, the Company announced that it had received formal notification from the United States Patent and Trademark Office (“USPTO”) that it had received and granted a request for ex parte re-examination of claims 1-18 and 26-32 of the Company’s 5,612,179 (the ‘179) non-coding DNA patent brought by Merial LLC of Duluth, Georgia (“Merial”).

Requesting the re-examination of a patent is a common strategy employed by defendants involved in patent infringement proceedings, such as Merial. The ‘179 patent is very robust having been through a previous re-examination with the USPTO which resulted in the re-issuing of the patent in full with all claims upheld. The Company believes that the claims of the ‘179 patent will be upheld in the current re-examination and, as was the case in previous challenges, GTG will actively defend the matter in order to have the patent reissued intact.

In late December 2012, the Company reported that, in the re-examination of claims 1-18 and 26-32 of the ‘179 patent, a number of the relevant claims have already been cleared by the USPTO.

Review and results of operations (cont.)

Other commercial assets

As part of the Company’s ongoing strategy to place a stronger emphasis on the expansion of its cancer diagnostic franchise, certain non-core assets are being prepared with a view to out-license, co-develop or partner the respective underlying technologies.

•      RareCellectTM

As a result of recent corporate activity in area of ante natal diagnostics internationally, renewed efforts are being made by the Company to commercialise its RareCellect™ technology.

•      ImmunAidTM

Following its successful $1 million capital raising in April 2012, the Company’s former subsidiary ImmunAid Limited (“ImmunAid”) continues to advance collaborations for the development of its unique “on/off” technology which is based around a novel approach to cancer therapy by the timely reversal of immune system suppression. Further work is also being undertaken to expand that company’s intellectual property portfolio. GTG retains a 45% direct equity interest in ImmunAid.

Significant changes in the state of affairs

•                  On 24 July 2012, Mr. Greg Brown was appointed as a Director of the Company.

•                  On 19 October 2012, a total of 10,200,000 options that had previously been granted to certain Executives of the Company were exercised. As a result of this exercise, a total of 10,200,000 ordinary shares were issued on that date at an issue price of $0.045 each, raising $459,000 in new equity for the Company.

•                  On 24 October 2012, documents were executed by the parties to the Limited Recourse Loan Agreements referred to in Note 33 of the Company’s Financial Report for the year ended 30 June 2012 pursuant to which the Loans were terminated. No funds were ever advanced under the respective Loans.

•                  On 27 November 2012, former Directors, Dr. Mel Bridges, Mr. Greg Brown and Mr. Huw Jones left the Board. In addition, former Chief Executive Officer, Dr. Paul MacLeman, and former VP Legal and Corporate Development, Dr. David Sparling, both resigned from the Company.

•                  Dr. Mal Brandon was appointed as Chairman of the Company’s Board on 28 November 2012 and Ms. Alison Mew was appointed Chief Executive Officer on 6 December 2012. Also on that date, Mr. Ben Silluzio was appointed as a Non-Executive Director of the Company.

•                 During the half-year ended 31 December 2012, a total of 2,650,000 options over the Company’s ordinary shares were granted, each with an exercise price of $0.14, and a total of 2,750,000 options were cancelled. As a result, there was a total of 9,825,000 options over ordinary shares outstanding as at the end of the reporting period.

There were no other significant changes in the state of affairs that are not described elsewhere in this Report.

Significant events after balance date

•                  On 24 January 2013, a total of 500,000 options that had previously been granted to a former Executive of the Company were exercised. As a result of this exercise, a total of 500,000 ordinary shares were issued on that date at an issue price of $0.045 each, raising $22,500 in new equity for the Company.

•                  On 5 February 2013, a total of 250,000 options over the Company’s ordinary shares were granted, each with an exercise price of $0.10 and an expiry date of 1 December 2017.

Apart from the above, there have been no events which have occurred after balance date.

Further information

Further information concerning the operations and financial condition of the consolidated entity can be found in the reports and releases made by the Company to the Australian Securities Exchange during the half-year.

Auditor’s independence declaration

The Company has obtained an independence declaration from its auditor, PricewaterhouseCoopers, which has been reproduced on page 7 of this Report.

Signed in accordance with a resolution of the Directors.

DR. MALCOLM R. BRANDON
Non-Executive Chairman

Melbourne, 22 February 2013

Auditor’s Independence Declaration

As lead auditor for the review of Genetic Technologies Limited for the half year ended 31 December 2012, I declare that to the best of my knowledge and belief, there have been:

a)                           no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the review; and

b)                           no contraventions of any applicable code of professional conduct in relation to the review.

This declaration is in respect of Genetic Technologies Limited and the entities it controlled during the period.

/s/ Nadia Carlin
Nadia Carlin	Melbourne
Partner	22 February 2013
PricewaterhouseCoopers

PricewaterhouseCoopers, ABN 52 780 433 757

Freshwater Place, 2 Southbank Boulevard, SOUTHBANK VIC 3006, GPO Box 1331, MELBOURNE VIC 3001 T: 613 8603 1000, F: 613 8603 1999, www.pwc.com.au

Liability limited by a scheme approved under Professional Standards Legislation.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

		Consolidated
		Half-year ended	Half-year ended
		31 December 2012	31 December 2011
	Notes	$	$
Revenue from continuing operations - genetic testing services		1,757,867	1,908,289
Less: cost of sales	2	(1,016,606)	(1,049,472)
Gross profit from continuing operations - genetic testing services		741,261	858,817
Other revenue	3	3,695,223	2,074,553
Selling and marketing expenses		(2,516,021)	(1,969,694)
General and administrative expenses		(2,172,031)	(1,869,013)
Licensing, patent and legal costs		(1,512,294)	(545,399)
Laboratory and research and development costs		(1,888,106)	(1,993,867)
Finance costs		(19,756)	(24,790)
Share of net loss of associates accounted for using the equity method	8	(244,147)	—
Other income and expenses	5	196,148	146,827
Profit / (loss) from continuing operations before income tax expense		(3,719,723)	(3,322,566)
Income tax expense		—	—
Profit / (loss) for the half-year		(3,719,723)	(3,322,566)

Other comprehensive income / (loss)
Items that may be reclassified to profit or loss
Exchange gains/(losses) on translation of controlled foreign operations		(9,532)	(3,071)
Exchange gains/(losses) on translation of non-controlled foreign operations		452	163
Other comprehensive income / (loss) for the half-year, net of tax		(9,080)	(2,908)
Total comprehensive income / (loss) for the half-year		(3,728,803)	(3,325,474)

Profit / (loss) for the half-year is attributable to:
Owners of Genetic Technologies Limited		(3,714,845)	(3,319,439)
Non-controlling interests		(4,878)	(3,127)
Total profit / (loss) for the half-year		(3,719,723)	(3,322,566)

Total comprehensive income / (loss) for the half-year is attributable to:
Owners of Genetic Technologies Limited		(3,724,377)	(3,322,510)
Non-controlling interests		(4,426)	(2,964)
Total comprehensive income / (loss) for the half-year		(3,728,803)	(3,325,474)

Earnings per share attributable to owners of the Company and from continuing operations:
Basic earnings / (loss) per share (cents per share)	6	(0.8)	(0.8)
Diluted earnings / (loss) per share (cents per share)	6	(0.8)	(0.8)

The above consolidated statement of comprehensive income should be read in conjunction with the accompanying notes.

CONSOLIDATED BALANCE SHEET

		Consolidated
		As at	As at
		31 December 2012	30 June 2012
	Notes	$	$
ASSETS
Current assets
Cash and cash equivalents	7	5,937,430	8,900,235
Trade and other receivables		408,779	495,975
Prepayments and other assets		500,894	536,125
Performance bond and deposits		2,701	17,460
Total current assets		6,849,804	9,949,795

Non-current assets
Investments accounted for using the equity method	8	4,125,422	4,414,914
Property, plant and equipment		515,055	642,918
Intangible assets and goodwill		1,369,817	1,434,124
Total non-current assets		6,010,294	6,491,956
Total assets		12,860,098	16,441,751

LIABILITIES
Current liabilities
Trade and other payables		845,437	905,772
Interest-bearing liabilities		—	17,748
Deferred revenue		230,637	266,646
Provisions		718,583	740,402
Total current liabilities		1,794,657	1,930,568

Non-current liabilities
Provisions		110,647	108,541
Total non-current liabilities		110,647	108,541
Total liabilities		1,905,304	2,039,109
Net assets		10,954,794	14,402,642

EQUITY
Contributed equity	10	83,462,279	83,280,142
Reserves		3,808,705	3,719,419
Accumulated losses		(76,466,394)	(72,751,549)
Parent entity interest		10,804,590	14,248,012
Non-controlling interests		150,204	154,630
Total equity		10,954,794	14,402,642

The above consolidated balance sheet should be read in conjunction with the accompanying notes.

CONSOLIDATED STATEMENT OF CASH FLOWS

		Consolidated
		Half-year ended	Half-year ended
		31 December 2012	31 December 2011
	Notes	$	$
Cash flows from / (used in) operating activities
Receipts from customers		5,232,251	3,805,451
Payments to suppliers and employees		(8,472,474)	(7,500,779)
Interest received		170,294	208,486
Interest and finance charges paid		(19,756)	(24,790)
Net cash flows from / (used in) operating activities		(3,089,685)	(3,511,632)

Cash flows from / (used in) investing activities
Purchase of property, plant and equipment		(23,730)	(22,508)
Proceeds from the sale of shares in associate	11	46,951	—
Proceeds from the sale of plant and equipment		1,201	—
Net cash flows from / (used in) investing activities		24,422	(22,508)

Cash flows from / (used in) financing activities
Proceeds from the issue of shares		459,000	11,700,000
Equity transaction costs		(214,756)	(805,463)
Advances to associates	11	(124,300)	—
Repayment of finance lease principal		(17,748)	(24,477)
Net cash flows from / (used in) financing activities		102,196	10,870,060

Net increase / (decrease) in cash and cash equivalents		(2,963,067)	7,335,920
Cash and cash equivalents at the beginning of the period		8,900,235	5,104,667
Net foreign exchange difference		262	140,101
Cash and cash equivalents at the end of the period	7	5,937,430	12,580,688

The above consolidated statement of cash flows should be read in conjunction with the accompanying notes.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

					Non -
	Contributed		Accumulated	Parent	controlling	Total
	equity	Reserves	losses	interests	interests	equity
	$	$	$	$	$	$
Balance at 1 July 2011	72,378,105	1,697,914	(67,464,026)	6,611,993	202,002	6,813,995
Loss for the half-year	—	—	(3,319,439)	(3,319,439)	(2,964)	(3,322,403)
Other comprehensive income	—	(3,071)	—	(3,071)	—	(3,071)
Total comprehensive loss	—	(3,071)	(3,319,439)	(3,322,510)	(2,964)	(3,325,474)

Transactions with owners in their capacity as owners
Contributions of equity	10,894,537	—	—	10,894,537	—	10,894,537
Share-based payments	—	161,107	—	161,107	—	161,107
	10,894,537	161,107	—	11,055,644	—	11,055,644
Balance at 31 December 2011	83,272,642	1,855,950	(70,783,465)	14,345,127	199,038	14,544,165

Balance at 1 July 2012	83,280,142	3,719,419	(72,751,549)	14,248,012	154,630	14,402,642
Loss for the half-year	—	—	(3,714,845)	(3,714,845)	(4,426)	(3,719,271)
Other comprehensive income	—	(9,532)	—	(9,532)	—	(9,532)
Total comprehensive loss	—	(9,532)	(3,714,845)	(3,724,377)	(4,426)	(3,728,803)
Transactions with owners in their capacity as owners
Contributions of equity	459,000	—	—	459,000	—	459,000
Equity transaction costs	(276,863)	—	—	(276,863)	—	(276,863)
Share-based payments	—	98,818	—	98,818	—	98,818
	182,137	98,818	—	280,955	—	280,955
Balance at 31 December 2012	83,462,279	3,808,705	(76,466,394)	10,804,590	150,204	10,954,794

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

NOTES TO THE HALF-YEAR FINANCIAL STATEMENTS

Half-year ended 31 December 2012

1. BASIS OF PREPARATION OF HALF-YEAR REPORT

This condensed consolidated interim financial report for the half-year reporting period ended 31 December 2012 has been prepared in accordance with Accounting Standard IAS 34 / (AASB 134) Interim Financial Reporting and the Corporations Act 2001.

This condensed consolidated interim financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended 30 June 2012 and any public announcements made by Genetic Technologies Limited during the interim reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period, except as disclosed below. Certain reclassifications have been made in the financial statements to ensure that prior half-year comparatives conform to current half-year presentations.

Going concern

During the financial half-year, the consolidated entity incurred a total comprehensive loss after income tax of $3,728,803 (2011: $3,325,474) and net cash outflows from operations of $3,089,685 (2011: $3,511,632). As at 31 December 2012, the consolidated entity held cash reserves of $5,937,430.

Given the net cash outflows from operations incurred during the half-year ended 31 December 2012 and the Company’s available cash reserves as at that date, the Directors have undertaken an assessment of the Company’s ability to pay its debts as and when they fall due and to remain as a going concern. As part of this assessment, the Directors have had regard to the Company’s cash flow forecasts for the twelve month period from the date of this Half-Year Report and the cash balance on hand as at that date.

The Directors recognise that there is uncertainty in the consolidated entity’s cash flow forecasts as they relate to the timing and quantum of licensing income received. As a result, there is material uncertainty that may cast significant doubt on whether the Company will continue as a going concern and, therefore, whether it will realise its assets and settle its liabilities and commitments in the normal course of business and at the amounts stated in the financial report.

However, the Directors believe that the consolidated entity will be able to maintain sufficient cash reserves beyond the twelve month period from the date of this Half-Year Report through a range of available options, which include:

•                  Generation of additional funds from the granting of further “non-coding” licenses as part of the Company’s out-licensing and assertion programs;

•                  The sale of additional genetic tests, including the BREVAGenTM test, in the USA and Europe;

•                  The sale of non-core assets including the RareCellect project and investments in ImmunAid Limited and Gtech International Resources Limited;

•                  The possible raising of debt funds to be repaid from the Company’s existing future royalty and annuity streams; and

•                  Fundraising from the issue of new shares in the Company.

After taking into account all available information, the Directors have concluded that there are reasonable grounds to believe that the Company will be able to pay its debts as and when they fall due and that the basis of preparation of the Financial Report on a going concern basis is appropriate.

Accordingly, no adjustments have been made to the Financial Report relating to the recoverability and classification of the asset carrying amounts or the amounts and classification of liabilities that might be necessary should the Company not be able to continue as a going concern.

1.             BASIS OF PREPARATION OF HALF-YEAR REPORT (cont.)

Impact of standards issued but not yet applied by the entity

•                  IFRS 9 / (AASB 9) Financial Instruments, AASB 2009-11 Amendments to Australian Accounting Standards arising from AASB 9, AASB 2010-7 Amendments to Australian Accounting Standards arising from AASB 9 (December 2010) and AASB 2012-6 Amendments to Australian Accounting Standards - Mandatory Effective Date of AASB 9 and Transition Disclosures (effective for annual reporting periods beginning on or after 1 January 2015)

IFRS 9 / (AASB 9) Financial Instruments addresses the classification, measurement and derecognition of financial assets and financial liabilities. The standard is not applicable until 1 January 2013 but is available for early adoption. When adopted, the standard will affect the Group’s accounting for its available-for-sale financial assets, since IFRS 9 / (AASB 9) only permits the recognition of fair value gains and losses in other comprehensive income if they relate to equity investments that are not held for trading. Fair value gains and losses on available-for-sale debt investments will therefore have to be recognised directly in profit or loss. There will be no impact on the Group’s accounting for financial liabilities, as the new requirements only affect the accounting for financial liabilities that are designated at fair value through profit or loss and the Group does not have any such liabilities. The derecognition rules have been transferred from IAS 39 / (AASB 139) Financial Instruments: Recognition and Measurement and have not been changed. The Group has not yet decided when to adopt IFRS 9 / (AASB 9).

•                  IFRS 10 / (AASB 10) Consolidated Financial Statements, IFRS 11 / (AASB 11) Joint Arrangements, IFRS 12 / (AASB 12) Disclosure of Interests in Other Entities, revised IAS 27 / (AASB 127) Separate Financial Statements and IAS 28 / (AASB 128) Investments in Associates and Joint Ventures and AASB 2011-7 Amendments to Australian Accounting Standards arising from the Consolidation and Joint Arrangements Standards (effective 1 January 2013)

In August 2011, the IASB / (AASB) issued a suite of five new and amended standards which address the accounting for joint arrangements, consolidated financial statements and associated disclosures.

IFRS 10 / (AASB 10) replaces all of the guidance on control and consolidation in IAS 27 / (AASB 127) Consolidated and Separate Financial Statements, and Interpretation 12 Consolidation — Special Purpose Entities. The core principle that a consolidated entity presents a parent and its subsidiaries as if they are a single economic entity remains unchanged, as do the mechanics of consolidation. However, the standard introduces a single definition of control that applies to all entities. It focuses on the need to have both power and rights or exposure to variable returns before control is present. Power is the current ability to direct the activities that significantly influence returns. Returns must vary and can be positive, negative or both. There is also new guidance on participating and protective rights and on agent/principal relationships. While the Group does not expect the new standard to have a significant impact on its composition, it has yet to perform a detailed analysis of the new guidance in the context of its various investees that may or may not be controlled under the new rules.

IFRS 11 / (AASB 11) introduces a principles based approach to accounting for joint arrangements. The focus is no longer on the legal structure of joint arrangements, but rather on how rights and obligations are shared by the parties to the joint arrangement. Based on the assessment of rights and obligations, a joint arrangement will be classified as either a joint operation or joint venture. Joint ventures are accounted for using the equity method, and the choice to proportionately consolidate will no longer be permitted. Parties to a joint operation will account their share of revenues, expenses, assets and liabilities in much the same way as under the previous standard. IFRS 11 / (AASB 11) also provides guidance for parties that participate in joint arrangements but do not share joint control. As the Group is not party to any joint arrangements, this standard will not have any impact on its financial statements.

IFRS 12 / (AASB 12) sets out the required disclosures for entities reporting under the two new standards, IFRS 10 / (AASB 10) and IFRS 11 / (AASB 11), and replaces the disclosure requirements currently found in IAS 28 / (AASB 128). Application of this standard by the Group will not affect any of the amounts recognised in the financial statements, but will impact the type of information disclosed in relation to the Group’s investments.

Amendments to IAS 28 / (AASB 128) provide clarification that an entity continues to apply the equity method and does not remeasure its retained interest as part of ownership changes where a joint venture becomes an associate, and vice versa. The amendments also introduce a “partial disposal” concept. The Group is still assessing the impact of these amendments.

The Group does not expect to adopt the new standards before their operative date. They would therefore be first applied in the financial statements for the annual reporting period ending 30 June 2014.

2.             BASIS OF PREPARATION OF HALF-YEAR REPORT (cont.)

Impact of standards issued but not yet applied by the entity (cont.)

•                  IFRS 13 / (AASB 13) Fair Value Measurement and AASB 2011-8 Amendments to Australian Accounting Standards arising from AASB 13 (effective 1 January 2013)

IFRS 13 / (AASB 13) was released in September 2011. It explains how to measure fair value and aims to enhance fair value disclosures. The Group does not use fair value measurements extensively. It is therefore unlikely that the new rules will have a significant impact on any of the amounts recognised in the financial statements. However, application of the new standard will impact the type of information disclosed in the notes to the financial statements. The Group does not intend to adopt the new standard before its operative date, which means that it would be first applied in the annual reporting period ending 30 June 2014.

•                  AASB 2011-4 Amendments to Australian Accounting Standards to Remove Individual Key Management Personnel Disclosure Requirements (effective 1 July 2013)

In July 2011 the AASB decided to remove the individual key management personnel (KMP) disclosure requirements from AASB 124 Related Party Disclosures, to achieve consistency with the international equivalent standard and remove a duplication of the requirements with the Corporations Act 2001. While this will reduce the disclosures that are currently required in the notes to the financial statements, it will not affect any of the amounts recognised in the financial statements. The amendments apply from 1 July 2013 and cannot be adopted early. The Corporations Act requirements in relation to remuneration reports will remain unchanged for now, but these requirements are currently subject to review and may also be revised in the near future.

•                  AASB 2012-3 Amendments to Australian Accounting Standard - Offsetting Financial Assets and Financial Liabilities and AASB 2012-2 Disclosures - Offsetting Financial Assets and Financial Liabilities (effective 1 January 2014 and 1 January 2013 respectively)

In June 2012, the AASB approved amendments to the application guidance in AASB 132 Financial Instruments: Presentation, to clarify some of the requirements for offsetting financial assets and financial liabilities in the balance sheet. These amendments are effective from 1 January 2014. They are unlikely to affect the accounting for any of the entity’s current offsetting arrangements. However, the AASB has also introduced more extensive disclosure requirements into AASB 7 which will apply from 1 January 2013. When they become applicable, the Group will have to provide a number of additional disclosures in relation to its offsetting arrangements. The Group intends to apply the new rules for the first time in the financial year commencing 1 July 2013.

•                  Improvements to IFRS (2009-2011 project cycle) / (AASB 2012-5 Amendments to Australian Accounting Standard arising from Annual Improvements 2009-2011 cycle) (effective for annual periods beginning on or after 1 January 2013)

In June 2012, the AASB approved a number of amendments to Australian Accounting Standards as a result of the 2009-2011 annual improvements project. The Group will apply the amendments from 1 July 2013. The Group does not expect that any adjustments will be necessary as the result of applying the revised rules.

	Consolidated
	Half-year ended	Half-year ended
	31 December 2012	31 December 2011
	$	$
2. COST OF SALES

Inventories used	432,093	442,566
Direct labour costs	396,740	443,870
Depreciation expense	99,327	120,656
Inventories written off	88,446	42,380
Total cost of sales	1,016,606	1,049,472

	Consolidated
	Half-year ended	Half-year ended
	31 December 2012	31 December 2011
	$	$
3. OTHER REVENUE

License fees received	2,523,732	597,505
Royalties and annuities received	1,016,047	1,148,662
Interest revenue	155,444	328,386
Total other revenue	3,695,223	2,074,553

4. EXPENSES

Amortisation of intangible assets	64,307	90,873
Depreciation of fixed assets	53,192	81,221
Employee benefits expenses	3,462,685	3,314,354
Net impairment of other assets	157,438	14,644

5. OTHER INCOME AND EXPENSES

Research and development tax credit	181,036	—
Management fees	24,000	—
Net profit on disposal of plant and equipment	3	3,819
Net profit on disposal of investments accounted for using the equity method	1,606	—
Net foreign exchange gains / (losses)	(10,497)	143,008
Total other income and expenses	196,148	146,827

6. LOSS PER SHARE

The following reflects the income and share data used in the calculations of basic and diluted loss per share:
Loss for the half-year attributable to the owners of Genetic Technologies Limited	(3,714,845)	(3,319,439)
Weighted average number of ordinary shares used in calculating loss per share (as at 31 December 2012 and 30 June 2012)	470,925,080	413,409,500

None of the 9,825,000 (30 June 2012: 19,275,000) options outstanding as at the reporting date are considered to be dilutive for the purposes of calculating diluted earnings per share and have therefore been excluded from the weighted average number of shares.

	Consolidated
	As at	As at
	31 December 2012	30 June 2012
	$	$
7. CASH AND CASH EQUIVALENTS

Cash at bank and on hand	1,837,430	2,380,114
Short-term deposits	4,100,000	6,520,121
Total cash and cash equivalents	5,937,430	8,900,235

	Consolidated
	As at	As at
	31 December 2012	30 June 2012
	$	$
8. INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD

Opening balance	4,414,914	—
Share of net loss of associates accounted for using the equity method	(244,147)	—
Carrying value of shares in associate sold during the half-year	(45,345)	—
Recognition of shares in associate	—	4,414,914
Total investments accounted for using the equity method	4,125,422	4,414,914

9. SEGMENT REPORTING

Identification of reportable segments

The Group has identified three reportable segments based on the similarity of the products produced and sold and/or the services provided, as these represent the sources of the Group’s major risks and have the greatest effect on the rates of return. The separate groups of products and services are then divided into operating businesses, the performances of which are reported to the Chief Executive Officer, the Senior Leadership Team and the Board of Directors on a monthly basis. The segments are reported in a manner that is consistent with the internal reporting provided to the chief operating decision maker. The Group also separately reports the corporate headquarter function to clearly identify costs associated with that function. The corporate function is not considered to be an operating or reportable segment. The Group’s three operating segments can be described as follows:

Operations — involves the provision of a range of genetic testing services.

Licensing — involves the out-licensing of the Group’s “non-coding” technology.

Research — involves the undertaking of research and development projects in the field of genetics and related areas.

The Corporate disclosures include all revenues, costs, assets and liabilities associated with the headquarter function.

Business segments

		Revenues and income			Profit / (loss)
		Sales	Other	Totals	after tax
Segment		$	$	$	$

Operations	2012	1,757,867	—	1,757,867	(3,350,090)
	2011	1,908,289	—	1,908,289	(2,672,085)

Licensing	2012	—	3,539,779	3,539,779	2,027,485
	2011	—	1,746,167	1,746,167	1,200,768

Research	2012	—	—	—	(131,740)
	2011	—	—	—	(428,840)

Sub-total	2012	1,757,867	3,539,779	5,297,646	(1,454,343)
	2011	1,908,289	1,746,167	3,654,456	(1,900,157)

Corporate	2012	—	351,592	351,592	(2,265,380)
	2011	—	475,213	475,213	(1,422,409)

Totals	2012	1,757,867	3,891,371	5,649,238	(3,719,723)
	2011	1,908,289	2,221,380	4,129,669	(3,322,566)

9. SEGMENT REPORTING (cont.)

Business segments (cont.)

				Amortisation	Impairment	Purchases of
		Assets	Liabilities	/depreciation	losses/write downs	equipment
Segment		$	$	$	$	$
Operations	2012	2,271,203	(1,096,189)	(178,943)	1,200	19,168
	2011	2,578,637	(1,210,360)	(224,986)	(13,044)	15,039

Licensing	2012	24,782	(94,841)	(13,965)	(16,738)	331
	2011	184,103	(100,458)	(14,113)	(1,600)	3,279

Research	2012	42,283	(42,243)	(12,461)	—	990
	2011	62,403	(48,865)	(42,049)	—	—

Sub-total	2012	2,338,268	(1,233,273)	(205,369)	(15,538)	20,489
	2011	2,825,143	(1,359,683)	(281,148)	(14,644)	18,318

Corporate	2012	10,521,830	(672,031)	(11,457)	(141,900)	3,241
	2011	13,616,608	(679,426)	(11,602)	—	4,190

Totals	2012	12,860,098	(1,905,304)	(216,826)	(157,438)	23,730
	2011	16,441,751	(2,039,109)	(292,750)	(14,644)	22,508

Notes:    In the above tables, all income statement figures relate to the periods ended 31 December 2012 and 2011, respectively whilst all balance sheet figures are as at 31 December 2012 and 30 June 2012, respectively.

Other revenues and income - corporate includes interest revenue of $155,444 (2011: $328,386).

Profit / (loss) after tax - corporate includes employee benefits expenses of $1,114,316 (2011: $1,029,536).

Assets - corporate includes cash of $5,937,430 (30 June 2012: $8,900,235).

Liabilities - corporate includes trade and other payables of $461,809 (30 June 2012: $450,437) and provisions of $210,222 (30 June 2012: $228,990).

There were no intersegment sales.

Geographic information

Australia — is the home of the parent entity and the location of the Company’s genetic testing and licensing operations.

USA — is the home of Phenogen Sciences Inc. and GeneType Corporation.

China — is the home of Genetic Technologies (Beijing) Limited.

Canada — is the home of Gtech International Resources Limited.

Switzerland — is the home of GeneType AG.

Geographic segments

		Revenues and income			Profit / (loss)
		Sales	Other	Totals	after tax
Segment		$	$	$	$
Australia	2012	1,643,124	3,789,452	5,432,576	(2,211,832)
	2011	1,901,957	2,304,642	4,206,599	(1,903,017)

USA	2012	114,743	101,918	216,661	(1,473,670)
	2011	6,332	(83,265)	(76,933)	(1,384,694)

China	2012	—	—	—	(7,645)
	2011	—	1	1	(16,273)

Canada	2012	—	—	—	(20,174)
	2011	—	—	—	(12,932)

Switzerland	2012	—	1	1	(6,402)
	2011	—	2	2	(5,650)

Totals	2012	1,757,867	3,891,371	5,649,238	(3,719,723)
	2011	1,908,289	2,221,380	4,129,669	(3,322,566)

9. SEGMENT REPORTING (cont.)

Geographic segments (cont.)

				Amortisation	Impairment	Purchases of
		Assets	Liabilities	/depreciation	losses/write downs	equipment
Segment		$	$	$	$	$
Australia	2012	12,232,402	5,447,961	(205,475)	(157,438)	22,939
	2011	15,768,900	3,842,342	(282,045)	(14,644)	18,047

USA	2012	383,118	(6,852,762)	(11,351)	—	791
	2011	413,203	(5,398,129)	(10,705)	—	4,461

China	2012	—	(359,991)	—	—	—
	2011	3	(352,357)	—	—	—

Canada	2012	230,345	(7,166)	—	—	—
	2011	249,056	(7,571)	—	—	—

Switzerland	2012	14,233	(133,346)	—	—	—
	2011	10,589	(123,394)	—	—	—

Totals	2012	12,860,098	(1,905,304)	(216,826)	(157,438)	23,730
	2011	16,441,751	(2,039,109)	(292,750)	(14,644)	22,508

Note:

In the above tables, all income statement figures relate to the periods ended 31 December 2012 and 2011, respectively whilst all balance sheet figures are as at 31 December 2012 and 30 June 2012, respectively.

Included in the above figures are the following intersegment balances and transactions:

	Consolidated
	As at	As at
	31 December 2012	30 June 2012
	$	$
Loan payable (USA) and loan receivable (Australia)	6,729,004	5,223,612
Loan payable (China) and loan receivable (Australia)	633	633
Loan payable (Switzerland) and loan receivable (Australia)	130,210	120,210
Accounts payable (China) and accounts receivable (Australia)	351,712	344,074

	Consolidated
	Half-year ended	Half-year ended
	31 December 2012	31 December 2011
	$	$
Foreign exchange gain (USA) and foreign exchange loss (Australia)	101,868	83,285
Cost of sales (USA) and sales (Australia)	17,376	4,039

Segment products and locations

The three principal business segments of the Group are operations, licensing and research. The principal geographic segment is Australia, with the Company’s headquarters being located in Melbourne in the State of Victoria.

Segment accounting policies

Segment information is prepared in conformity with the accounting policies of the entity and Accounting Standard IFRS 8 (AASB 8) Operating Segments. As such, the primary reporting segments reflect the information that Management uses to make decisions about operating matters. Interest received and finance costs are allocated under the heading Corporate as they are not part of the core operations of any other segment.

Major customers

The Group has a number of major customers to which it provides both products and services. During the half-year ended 31 December 2012, there were no customers from whom the Group generated revenues representing more than 10% of the total consolidated revenue from operations. During the half-year ended 31 December 2011, there was one such customer.

10. EQUITY SECURITIES ISSUED

During the half-year ended 31 December 2012, the Group received a total of $459,000 from the exercise of 10,200,000 options over ordinary shares at an exercise price of $0.045 per share.

11. RELATED PARTY DISCLOSURES

Ultimate parent

Genetic Technologies Limited is the ultimate Australian parent company. As at the date of this Report, no shareholder controls more than 50% of the issued capital of the Company.

Transactions within the Group and with other related parties

During the half-year ended 31 December 2012, various transactions between entities within the Group and other related parties occurred, as listed below. Except where noted, all amounts were charged on commercial, arm’s-length terms and at commercial rates.

ImmunAid Limited

ImmunAid Limited (“ImmunAid”) is a former subsidiary of Genetic Technologies Limited (the “Company”) in which the Company holds a total of 4,500,000 ordinary shares, representing a 45% direct equity interest in ImmunAid. Transactions between the Company and ImmunAid, and those involving shares in ImmunAid, that were undertaken during the half-year have been summarised as follows:

•      On 7 August 2012, the Company sold a total of 46,951 ordinary shares in ImmunAid at a price of $1.00 per share, generating total consideration of $46,951. In respect of this sale, the Company paid commissions of $2,817 to Dr.
Mervyn Jacobson, a former Director and current substantial shareholder of the Company.

•      During the 2013 financial half-year, the Company rendered six invoices to ImmunAid totaling $26,400 (inclusive of GST) in respect management services provided to ImmunAid by the Company. As at balance date, a total of $8,800 had been paid whilst the remaining $17,600 was recorded in the Company’s balance sheet as a receivable, against which a full provision was raised.

•      During the 2013 financial half-year, the Company paid various expenses to third parties on behalf of ImmunAid totaling $124,300. This amount was recorded in the Company’s balance sheet as a receivable, against which a full provision was raised.

Licensing services

During the half-year ended 31 December 2012, the Company paid a total of $25,000 (2011: $25,000) to Dr. Mervyn Jacobson in respect of an administrative allowance associated with his role as the Company’s Vice President Global Licensing and Intellectual Property. Also during the half-year, Genetic Technologies Limited paid a total of $211,176 (2011: $37,074) to Transmedia Inc. in respect of commissions paid in relation to licensing services provided to the Company by Dr. Jacobson, and reimbursement of associated travel expenses amounting to $8,548 (2011: $25,078).

12. DIVIDENDS PAID AND PROPOSED

No dividends were paid during the half-year ended 31 December 2012 and no dividends were proposed.

13. CONTINGENT ASSETS AND LIABILITIES

The Group had no contingent assets or liabilities as at 31 December 2012.

14. EVENTS AFTER THE BALANCE SHEET DATE

On 24 January 2013, a total of 500,000 options that had previously been granted to a former Executive of the Company were exercised. As a result of this exercise, a total of 500,000 ordinary shares were issued on that date at an issue price of $0.045 each, raising $22,500 in new equity for the Company.

On 5 February 2013, a total of 250,000 options over the Company’s ordinary shares were granted, each with an exercise price of $0.10 and an expiry date of 1 December 2017.

Apart from the above, there have been no other events which have occurred after balance sheet date.

DIRECTORS’ DECLARATION

In the opinion of the Directors:

(a)           the financial statements and notes, as set out on pages 8 to 19 are in accordance with the Corporations Act 2001, including:

(i)            complying with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements; and

(ii)           giving a true and fair view of the consolidated entity’s financial position as at 31 December 2012 and of its performance for the half-year ended on that date; and

(b)           there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the Directors.

DR. MALCOM R. BRANDON
Non-Executive Chairman

Melbourne, 22 February 2013

Independent auditor’s review report to the members of Genetic Technologies Limited

Report on the Half-Year Financial Report

We have reviewed the accompanying half-year financial report of Genetic Technologies Limited, which comprises the balance sheet as at 31 December 2012, and the statement of comprehensive income, statement of changes in equity and statement of cash flows for the half-year ended on that date, selected explanatory notes and the directors’ declaration for the Genetic Technologies Limited Group (the consolidated entity). The consolidated entity comprises both Genetic Technologies Limited (the company) and the entities it controlled during that half-year.

Directors’ responsibility for the half-year financial report

The directors of the company are responsible for the preparation of the half-year financial report that gives a true and fair view in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Act 2001 and for such internal control as the directors determine is necessary to enable the preparation of the half-year financial report that is free from material misstatement whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express a conclusion on the half-year financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 Review of a Financial Report Performed by the Independent Auditor of the Entity, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the financial report is not in accordance with the Corporations Act 2001 including: giving a true and fair view of the consolidated entity’s financial position as at 31 December 2012 and its performance for the half-year ended on that date; and complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001. As the auditor of Genetic Technologies Limited, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Independence

In conducting our review, we have complied with the independence requirements of the Corporations Act 2001.

PricewaterhouseCoopers, ABN 52 780 433 757

Freshwater Place, 2 Southbank Boulevard, SOUTHBANK VIC 3006, GPO Box 1331, MELBOURNE VIC 3001 T: 613 8603 1000, F: 613 8603 1999, www.pwc.com.au

Liability limited by a scheme approved under Professional Standards Legislation.

Conclusion

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of Genetic Technologies Limited is not in accordance with the Corporations Act 2001 including:

(a)                             giving a true and fair view of the consolidated entity’s financial position as at 31 December 2012 and of its performance for the half-year ended on that date; and

(b)                             complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 1 in the financial report, which comments on the company’s cash flow forecasts in relation to the timing and quantum of licence revenue. These conditions indicate the existence of a material uncertainty that may cast significant doubt about the company’s ability to continue as a going concern and therefore, the company may be unable to realise its assets and discharge its liabilities in the normal course of business and at the amounts stated in the financial report.

/s/ PricewaterhouseCoopers
PricewaterhouseCoopers

/s/ Nadia Carlin
Nadia Carlin	Melbourne
Partner	22 February 2013